            As filed with the Securities and Exchange Commission on July 2, 1998
                                                      Registration No. 333-52983




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                         BOREALIS TECHNOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           DELAWARE                                        88-0238203
   (STATE OF INCORPORATION)                              (I.R.S. EMPLOYER
                                                         IDENTIFICATION NUMBER)

                             4070 SILVER SAGE DRIVE
                            CARSON CITY, NEVADA 89701
                                 (702) 888-3200
(ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  PATRICK GRADY
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                         BOREALIS TECHNOLOGY CORPORATION
                             4070 SILVER SAGE DRIVE
                            CARSON CITY, NEVADA 89701
                                 (702) 888-3200

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    Copy to:
                                STEVEN E. BOCHNER
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement become effective.

   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]




      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                1,501,500 SHARES

                         BOREALIS TECHNOLOGY CORPORATION


                                  COMMON STOCK
                          ($0.001 PAR VALUE PER SHARE)


      This Prospectus relates to 1,501,500 shares (the "Shares") of Common Stock, $0.001 par value per share (the "Common Stock"), of Borealis Technology Corporation, a Delaware corporation (the "Company"). The Shares may be offered by certain shareholders of the Company (the "Selling Shareholders") from time to time in transactions on the Nasdaq SmallCap Market, in privately negotiated transactions or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. 500,500 of the Shares are issuable upon exercise of certain warrants held by the Selling Shareholders (the "Warrants"). The Shares and the Warrants were issued or will be issued in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof (the "Private Offering"). See "Selling Shareholders" and "Plan of Distribution."

      The Company will receive no part of the proceeds of sales made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Shareholders will be borne by such Selling Shareholders. The Company and the Selling Shareholders have each agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.


      The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "BRLS." On May 15, 1998, the closing price of the Common Stock on the Nasdaq SmallCap Market was $2.125.

      SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

      The Selling Shareholders and any broker executing selling orders on behalf of the Selling Shareholders may be deemed to be underwriters within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is May 18, 1998.

      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SHARES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              AVAILABLE INFORMATION

      The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York, 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission at www.sec.gov.


      The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates or from the Commission's Web site at www.sec.gov.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

         (1) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

         (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998; and

         (3) the description of the Company's Common Stock offered hereby contained in the Company's Registration Statement on Form 8-A dated June 11, 1996

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed documents which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement contained herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in a subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to the Company at 4070 Silver Sage Drive, Carson City, Nevada 89701, Attn: Chief Financial Officer The Company's telephone number at that location is (702) 888-3200.


                                   THE COMPANY


      Businesses more and more have realized that collecting, retaining, analyzing and disseminating customer information quickly and efficiently throughout their organizations is important to attracting new and retaining existing customers. At most companies, the closest point of contact between the customer and the vendor is through field personnel, mobile employees who historically have been the least connected to the flow of customer information. Borealis provides a software solution that allows businesses to receive critical customer information from various contact points, including field personnel, and to disseminate that critical customer information across the business enterprise to all users. Using the Company's Arsenal software, field personnel can input critical customer information they gather into laptop computers and "synchronize" the new data with a central information system for distribution to other users. Corporate users in turn can distribute new customer information to the field with Arsenal to provide field personnel with up-to-date customer information. Arsenal allows any change in information to be quickly synchronized and distributed across the business enterprise, allowing businesses to better leverage their customer relationships.


      The Company was incorporated in the State of Nevada in June 1988 and reincorporated in the State of Delaware prior to the completion of its initial public offering in June 1996. The Company's headquarters are located at 4070 Silver Sage Drive, Carson City, Nevada 89701, and its phone number is (702) 888-3200. The Common Stock of the Company is traded on the Nasdaq SmallCap Market under the symbol BRLS.


                                SUBSEQUENT EVENT

      The Company was notified on May 18, 1998 by the Nasdaq SmallCap Market that Nasdaq had determined to delist the Company's Common Stock effective with the close of business on Thursday, May 21, 1998. The Company requested a hearing in connection with this determination which was held on June 24, 1998. On May 21, 1998, the Company issued a press release announcing Nasdaq's determination and separately announced that its cash and short-term investments as of May 15, 1998 totaled approximately $50,000, noting that, unless the Company obtained funding or generated significant revenue in the very near future, it would likely cease operations. Beginning in June 1998, the Company commenced a private placement of Common Stock, raising, as of June 24, 1998, a total of $2,693,000 and issuing 2,693,000 shares of Common Stock.


                                  RISK FACTORS

In addition to the other information contained in or incorporated by reference in this Prospectus, each prospective investor should carefully consider the following factors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. No investor should purchase such shares unless such investor can afford a complete loss of his or her investment. This Prospectus contains or incorporates by reference certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus or the documents incorporated by reference herein.

GOING CONCERN ASSUMPTION; FUTURE CAPITAL NEEDS UNCERTAIN; NO ASSURANCE OF FUTURE FINANCING

      The Company's cash and short-term investments as of May 15, 1998 totaled approximately $50,000. In light of its cash position and historical cash requirements, in the event the Company does not obtain funding in the very near future, the Company will likely cease operations. In the absence of receiving additional funding, the Company anticipates that its existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements only for the next few weeks at its anticipated level of operations. The Company's future capital requirements will depend upon numerous factors, including the amount of revenues generated from operations, the cost of the Company's sales and marketing activities and the progress of the Company's research and development activities, none of which can be predicted with certainty. The Company intends to seek additional funding during the next twelve months and will most likely seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, or at all, when required by the Company. Moreover, if additional financing is not available, the Company could be required to reduce or suspend its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to investors. The Company has experienced in the past, and may continue to experience, operational difficulties and delays in its product development due to working capital constraints. Any such difficulties or delays have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company's independent auditors' report on the Company's financial statements at December 31, 1997 and for the years ended December 31, 1996 and 1997 contains an explanatory paragraph indicating that the Company had recurring operating losses that raise substantial doubt about its ability to continue as a going concern. In addition, the Company had an accumulated deficit of $14,152,719 at December 31, 1997. The Company may require substantial additional funds in the future, and there can be no assurance that any independent auditors' report on the Company's future financial statements will not include a similar explanatory paragraph if the Company is unable to raise sufficient funds or generate sufficient cash from operations to cover the cost of its operations. The existence of the explanatory paragraph may materially adversely affect the Company's relationship with prospective customers, third party integrators and suppliers, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations.

EXPECTED ILLIQUIDITY OF TRADING MARKET; PENNY STOCK

      The Company's shares of Common Stock are quoted on the Nasdaq SmallCap Market. As of March 31, 1998, the Company was out of compliance with the standards for continued listing on the Nasdaq SmallCap Market. As a result, the Company's shares of Common Stock will be subject to removal from the Nasdaq SmallCap Market if the Company is unable to obtain additional financing or generate sufficient revenue in the next several weeks to satisfy listing requirements. The Nasdaq SmallCap Market has indicated to the Company that the Company's Common Stock will be delisted effective with the close of business on Thursday, May 21, 1998, although the Company intends to seek a hearing from the Nasdaq SmallCap Market concerning the delisting. If the Company is delisted, trading, if any, in the Common Stock would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market Listing requirements, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's Common Stock. In addition, if the Company's Common Stock were removed from the Nasdaq SmallCap Market, the Common Stock would be subject to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Nasdaq SmallCap Market could affect the ability or willingness of broker-dealers to sell and/or make a market in the Common Stock and the ability of purchasers of the Company's Common Stock to sell their securities in the secondary market.

COMPLETE DEPENDENCE ON RECENT PRODUCT INTRODUCTION

      The Company derives substantially all of its revenues from the sale of licenses and maintenance contracts for Arsenal. Consequently, the Company is entirely dependent on the market acceptance of Arsenal. Unless and until Arsenal receives market acceptance, the Company will have no material source of revenue. There can be no assurance that Arsenal will achieve market acceptance. The Company's ability to effectuate market acceptance and sales of Arsenal will be substantially dependent on the hiring and training of additional personnel, and there can be no assurance that the Company will be able to successfully hire and train such personnel. Market acceptance of Arsenal will require the Company to successfully hire and retain sales personnel in a timely manner, of which there can be no assurance. Any such failure will have a material adverse effect on the Company's business, financial condition and results of operations. Failure of Arsenal to achieve significant market acceptance will have a material adverse effect on the Company's business, financial condition and results of operations.

RECENT HIRES OF KEY EXECUTIVES; NEED TO FILL KEY EXECUTIVE POSITION; DEPENDENCE ON LIMITED NUMBER OF KEY PERSONNEL

      The Company's Chairman of the Board assumed the positions of President and Chief Executive Officer following the resignation of the Company's then President and Chief Executive Officer in March 1998. The Company's future success substantially depends on the efforts of certain of its officers and key technical and other employees, many of whom have only recently joined the Company. In particular, the Company's Senior Vice President of World Wide Sales and Services and its Vice President of Business Development joined the Company in November 1997 and the Company's Vice President of Engineering joined the Company in February 1998. Additionally, the Company is currently seeking to hire a Vice President of Marketing. The Company's future success will require it to recruit additional key personnel, including additional sales and marketing personnel. The Company has not entered into employment agreements nor does it have key man life insurance. The Company believes that its future success depends on its ability to attract, retain and motivate highly skilled employees, who are in great demand. There can be no assurance that the Company will be successful in doing so.

DEPENDENCE ON THIRD PARTY INTEGRATORS

      Software products that address the customer relationship management needs of medium- to large-size businesses are typically highly complex and require significant customization that often results in an extensive implementation process. The Company's strategy for implementing Arsenal is dependent on the utilization of third-party integrators to install, customize and service it. Consequently, third-party integrators are required to undergo substantial amount of training to be able to apply the Company's products to the varied needs of the Company's current and prospective customers. There can be no assurance that the Company will be able to attract and retain personnel necessary to train such integrators. In addition, there can be no assurance that the Company's training will be sufficient or that such integrators will be able to provide the level or quality of service required to meet the needs of the Company's current and prospective customers. The Company will likely be dependent on third-party integrators to complete certain postdelivery obligations prior to the Company's recognition of revenue. Any failure of such integrators to complete such obligations could prevent the Company from recognizing revenue and the failure to so recognize revenue could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is unable to maintain effective, long-term relationships with these integrators, or if such integrators fail to meet the needs of the Company's current and prospective customers in a timely fashion, or at all, such failure would result in a loss of, or delay in, market acceptance of sales and could result in increased product support costs and an injury to the Company's reputation, which would have a material adverse effect on the Company's business, financial condition and results of operations.

      The Company has not and does not plan to enter into or maintain exclusive relationships with third-party integrators and, consequently, such integrators may have existing relationships with, or may undertake new relationships with, the Company's direct competitors. There can be no assurance that such integrators will promote Arsenal effectively, or at all. The failure of the Company to provide sufficient incentive for such integrators may materially and adversely affect the Company's sales of Arsenal which could have a material adverse effect on the Company's business, financial condition and results of operations.

RECENT LOSSES; QUARTERLY FLUCTUATIONS IN PERFORMANCE

      The Company has experienced significant operating losses in each of the years beginning with 1994 and expects to incur significant operating losses for the foreseeable future. The Company's sole product, Arsenal, is designed for the customer relationship management market. As a result, the Company will derive substantially all of its revenues from the sales of licenses and maintenance contracts for Arsenal. There can be no assurance that Arsenal will ever achieve significant market acceptance or that the Company will ever achieve profitability.

      The Company's operating and other expenses are relatively fixed in the short term. As a result, variation in the timing of revenues will cause significant variations in quarterly operating results. Notwithstanding the difficulty in forecasting future sales, the Company generally must undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in revenues in a given quarter may materially adversely affect the Company's business, financial condition and results of operations due to the inability to adjust expenses during the quarter to match the level of revenues for the quarter. Once commitments for such expenditures are undertaken, the Company may be unable to reduce them quickly if revenue is less than expected. In addition, the Company's sales expectations are based entirely on its internal estimates of future demand. Due to these and other factors, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

      Operating results may fluctuate as a result of many factors, including volume and timing of orders received, the extent to which the Company is required to establish and support a third-party integrator channel or hire additional sale personnel to supplement such channel, announcements by the Company and its competitors, the timing of commercial introduction of enhancements to Arsenal, if any, or competitive products, the impact of price competition on the Company's average selling prices, and the level of research and development required to complete any future product enhancements. Almost all of these factors are beyond the Company's control. In addition, due to the short product life cycles that characterize the customer resource management software market, the Company's failure to introduce any Arsenal enhancements in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE; RISK OF PRODUCT DELAYS OR DEFECTS

      The customer relationship management software market is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. The Company's future success depends in large part upon its ability to obtain market acceptance of Arsenal, develop enhancements to Arsenal to address the changing requirements of its customers, educate third-party integrators regarding Arsenal and anticipate or respond to technological advances, competitive products and emerging industry standards in a timely, cost-effective manner. There can be no assurance that the Company will be successful in marketing and supporting Arsenal or enhancements to Arsenal, if any, or will not experience difficulties that could delay or prevent the successful marketing and support of these products, or that Arsenal and any such product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of commercial acceptance. The Company has in the past experienced delays in product development, including significant delays in the development of Arsenal. Delays in enhancements to Arsenal, if any, may result in customer dissatisfaction and delay or loss of product and maintenance revenues. In addition, there can be no assurance that Arsenal or other future products will meet the requirements of the marketplace or will conform to industry standards and requirements. Any delays in the development or introduction of enhancements to Arsenal or failure to respond to market requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

      Software products such as Arsenal often contain errors or "bugs" that can adversely affect the performance of the product or damage a user's data. There can be no assurance that, despite testing by the Company and by potential customers, errors will not be found in Arsenal, or any new versions of Arsenal, resulting in a loss, of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

      The customer relationship management software market is highly-competitive, highly-fragmented and characterized by rapid technology change, frequent new product introductions, short product life cycles and evolving industry standards, and is expected in the future, to be characterized by significant price erosion over the life of a product. Within specific ranges of functionality, the Company experiences competition from many sources, including: (i) companies that directly address the customer relationship management market; (ii) third party integrators that design, develop and implement custom customer relationship management solutions; (iii) the internal information technology departments of potential customers that develop proprietary applications; and (iv) pre-packaged products, including Personal Information Managers ("PIMs"). In addition, the Company may experience competition from additional companies to the extent such companies enter the market, such as "groupware" vendors, LAN-based application development tools vendors, remote LANaccess communication vendors and communications and systems management software vendors. Among the Company's potential competitors are also a number of large hardware and software companies that may develop or acquire products that compete in the market.

      Currently and potential competitors have established and may establish cooperative relationships with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, name recognition and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect the Company's business, financial condition and results of operations.


PENDING SEC INVESTIGATION OF MARKET MAKER; RECENTLY SETTLED NASD INVESTIGATION REGARDING MARKET MAKER

      The Chicago office of the Securities and Exchange Commission is conducting a private, nonpublic investigation of H.J. Meyers & Co., Inc. ("Meyers"), the principal market maker in the Company's Common Stock, pursuant to a Formal Order of Investigation issued by the Commission. The Staff is investigating whether Meyers may have violated Section 17(a) of the Securities Act of 1933 and Sections 10(b), 15(c) and 17(a) of the Securities Exchange Act of 1934, and the rules and regulations thereunder, with respect to sales of certain securities including those of the Company. The Company has received a subpoena for the production of documents pursuant to this investigation. Specifically, the subpoena requests that the Company provide documents relating to the following: loans received by the Company, sales of the Company's securities by employees, officers and directors of the Company, information relating to Meyers, information relating to any other underwriter whether or not retained by the Company, communications with the Company's stockholders, sales materials pertaining to the Company's stock, documents filed with the Commission or any other regulatory agency, self-regulatory organization or securities exchange, sales or shipments of Arsenal, minutes to Board of Director and stockholder meetings, audits conducted for the Company, documents pertaining to any due diligence conducted as part of a stock issuance and a list of employees, officers and directors of the Company.

      The Company is currently unable to assess the potential impact of the outcome of the Staff's investigation on trading in the Company's securities. Any limitation on the ability of Meyers to make a market in the Company's Common Stock as a result of this investigation, or for any other reason, could adversely impact the liquidity or trading price of the Company's Common Stock, which could have a material adverse impact on the market price of the Company's Common Stock. In addition, any adverse impact on the Company as a result of this investigation, or for any other reason, could have a material adverse effect on the market value and liquidity of the Company's Common Stock.

      On July 16, 1996, the National Association of Securities Dealers, Inc. (the "NASD") issued a notice of Acceptance, Waiver and Consent (the "AWC") whereby Meyers was censured and ordered to pay fines and restitution to retail customers in the amount of $250,000 and approximately $1.025 million, respectively. The AWC was issued in connection with claims by the NASD that Meyers charged excessive markups and markdowns in connection with the trading of four certain securities originally underwritten by Meyers; the activities in question occurred during periods between December 1990 and October 1993.

IMPACT OF YEAR 2000

      Many computer systems were not designed to handle any dates beyond the year 1999, and therefore computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is still assessing the impact the year 2000 issue will have on its internal information systems and has begun corrective efforts in these areas. The Company does not anticipate that addressing the year 2000 problem for its internal information systems will have a material impact on its operations or financial results. However, there can be no guarantee that these costs will not be greater than anticipated, or that corrective actions undertaken will be completed before the year 2000 problems could occur.

      The Company has certain key relationships with suppliers. If these suppliers fail to adequately address the year 2000 issue for the products they provide the Company, this could have a material adverse impact on the Company's operations and financial results. The Company is still assessing the effect the year 2000 issue will have on its suppliers and, at this time, cannot determine the impact it will have.

                              SELLING SHAREHOLDERS

      The following table sets forth the name of each Selling Shareholder and the number of Shares being offered hereby. Upon completion of the offering, assuming all Shares being offered are sold, except as set forth below, each Selling Shareholder will not own any shares of Common Stock. The Shares are being registered to permit secondary trading of the Shares, and the Selling Stockholders may offer Shares for resale from time to time. See "Plan of Distribution."

      The Shares being offered by the Selling Shareholders were acquired from the Company in transactions exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof pursuant to a Unit Purchase Agreement (the "Unit Purchase Agreement") or a Warrant by and between the Company and the Selling Shareholder. These transactions occurred on three separate occasions, once on December 18, 1997, again on December 29, 1997 and finally on February 20, 1998. Each Selling Stockholder represented to the Company that it was an accredited investor as defined under Regulation D promulgated under the Securities Act in connection with the transactions.

      Each Selling Shareholder that purchased Common Stock pursuant to the Unit Purchase Agreement further represented to the Company that it was acquiring the Shares for investment and not with the present intention of distributing such Shares. In lieu of granting the Selling Shareholders demand registration rights, the Company has filed with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares.


                                                                   Shares
                                                              Beneficially Owned
                                                              Prior to Offering(1)         Number of
                                                              -------------------         Shares Being
                Shareholders                                  Number      Percent          Offered
                ------------                                  ------      -------          -------
John Webley                                                  738,000(2)     12.10%      600,000(2)
The Peter W.J. Stonebridge Revocable Trust U.A.D             400,000(3)      6.67%      300,000(3)
10/17/95
Peter B. Pitsker and Polly D. Pitsker Revocable Living       209,731(4)      3.52%       45,000(5)
Trust Dated September 11, 1985
Ed Esber                                                     146,777(6)      2.47%       75,000(7)
Richard Timmins                                              120,000(8)      2.04%      120,000(8)
James R. Perkins                                              80,000(9)      1.36%       60,000(9)
Steven Sheck                                                  60,000(10)     1.02%       60,000(10)
Michael D'Eath                                                46,631(11)        *        15,000(12)
Barry John Houlihan & Heather Valma Houlihan                  30,000(13)        *        30,000(13)
Charles McLaughlin                                            30,000(14)        *        30,000(14)
Deborah Salzman                                               30,000(15)        *        30,000(15)
Robert W. Wiedenhorn                                          30,000(16)        *        30,000(16)
David R. and Theresa W. Hebrank                               29,500(17)        *        22,500(17)
Daniel Pereyra                                                26,500(18)        *        15,000(18)
Phillip F. Frink Jr. Trustee First Washington Corp. PSP       24,000(19)        *        24,000(19)
DTD 7/1/84 FBO Phillip F. Frink Jr
Wallace G. Dempsey                                            16,000(20)        *        15,000(20)
Paul Caruso and Barbara Caruso, JTWROS                        15,000(21)        *        15,000(21)
David R. Bouchard                                             15,000(22)        *        15,000(23)

                         TOTAL                             2,047,139(24)    31.30%    1,501,500(25)

--------------------

(1) Based on 5,899,148 Shares issued and outstanding as of May 15, 1998. Individual ownership numbers are based upon representations made to the Company by each Selling Shareholder, unless otherwise indicated.
(2) Includes 200,000 Shares issuable upon exercise of Warrants; based on information provided in the Form 13D filed by Mr. Webley on March 18, 1998.
(3) Includes 100,000 Shares issuable upon exercise of Warrants; based on information provided in the Form 13D filed by Mr. Stonebridge on March 18, 1998.
(4) Includes 17,000 Shares issuable upon exercise of Warrants and 42,441 Shares issuable upon exercise of Stock Options within 60 days of the date of this Prospectus.
(5) Includes 15,000 Shares issuable upon exercise of Warrants. Peter Pitsker has served as a Director and as interim President of the Company.
(6) Includes 25,000 Shares issuable upon exercise of Warrants and 17,777 shares issuable upon exercise of stock options within 60 days of the date of this Prospectus. Mr. Esber is currently a Director of the Company.
(7)   Includes 25,000 Shares issuable upon exercise of Warrants.
(8)   Includes 40,000 Shares issuable upon exercise of Warrants.
(9)   Includes 20,000 Shares issuable upon exercise of Warrants.
(10)  Includes 20,000 Shares issuable upon exercise of Warrants.
(11) Includes 5,000 Shares issuable upon exercise of Warrants and 28,631 Shares issuable upon exercise of Stock Options within 60 days of the date of this Prospectus. Mr. D'Eath holds options to purchase an additional 100,000 Shares not exercisable within 60 days of this Prospectus. Mr. D'Eath is currently the Vice President of Business Development and Product Marketing of the Company.
(12)  Includes 5,000 Shares issuable upon exercise of Warrants.
(13)  Includes 10,000 Shares issuable upon exercise of Warrants.
(14)  Includes 10,000 Shares issuable upon exercise of Warrants.
(15)  Includes 10,000 Shares issuable upon exercise of Warrants.
(16)  Includes 10,000 Shares issuable upon exercise of Warrants.
(17)  Includes 7,500 Shares issuable upon exercise of Warrants.
(18)  Includes 5,000 Shares issuable upon exercise of Warrants.
(19)  Includes 8,000 Shares issuable upon exercise of Warrants.
(20)  Includes 5,000 Shares issuable upon exercise of Warrants.
(21)  Includes 5,000 Shares issuable upon exercise of Warrants.
(22) Includes 5,000 Shares issuable upon exercise of Warrants. Mr. Bouchard holds options to purchase 200,000 Shares not exercisable within 60 days of this Prospectus. Mr. Bouchard is currently the Senior Vice President of Worldwide Sales and Services of the Company.
(23)  Includes 5,000 Shares issuable upon exercise of Warrants.

(24) Includes 552,500 Shares issuable upon exercise of Warrants and 88,849 Shares issuable upon exercise of Stock Options within 60 days of the date of this Prospectus.

(25)  Includes 500,500 Shares issuable upon exercise of Warrants.



                              PLAN OF DISTRIBUTION


    The Company has been advised by each Selling Shareholder that it or its donees or transferees intend to sell all or a portion of the Shares offered hereby from time to time on the Nasdaq SmallCap Market, in privately negotiated transactions or otherwise, and that sales will be made at fixed prices that may be changed, at market prices prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. Such Selling Shareholder or its donees or transferees may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, such Selling Shareholder or its donees or transferees and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.


    Any broker-dealer participating in such transactions as agent may receive commissions from a Selling Shareholder or its donees or transferees (and, if they act as agent for the purchaser of such Shares, from such purchaser). Brokerage fees may be paid by the Selling Shareholder or its donees or transferees, which may be in excess of usual and customary brokerage fees. Broker-dealers may agree with a Selling Shareholder or its donees or transferees to sell a specified number of Shares at a stipulated price, and, to the extent such a broker-dealer is unable to do so acting as agent for a Selling Shareholder or its donees or transferees, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer's commitment to such Selling Shareholders or its donees or transferees. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq SmallCap Market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

    The Company and each Selling Shareholder have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

    There can be no assurance that any Selling Shareholder will sell any or all of the Shares offered by it hereunder.



                                     EXPERTS

    The financial statements of Borealis Technology Corporation at December 31, 1997 and 1996, and for each of the two years in the period ended December 31, 1997, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

    Counsel for the Company, Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050, has rendered an opinion to the effect that the Common Stock offered hereby is duly and validly issued, fully paid and nonassessable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.*

SEC Registration Fee                                       $968.94
Nasdaq listing fee                                         $828.45
Accountant's fees and expenses                           $2,500.00
Legal fees and expenses                                  $3,000.00
Miscellaneous                                            $2,000.00
                                                         ---------
Total                                                     $9297.39
                                                           =======



* Represents expenses relating to the distribution by the Selling Stockholder pursuant to the Prospectus prepared in accordance with the requirements of Form S-3. These expenses will be borne by the Company on behalf of the Selling Stockholder. All amounts are estimates except for the SEC Registration Fee and the Nasdaq listing fee.


Item 15.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law.

      The Registrant currently carries indemnity insurance pursuant to which its directors and officers are insured under certain circumstances against certain liabilities or losses, including liabilities under the Securities Act. The Registrant has entered into indemnity agreements with certain directors and executive officers. These agreements, among other things, indemnify the directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, and settlement payments incurred by such persons in any action, including any action by or in the right of the Registrant, in connection with the good faith performance of their duties as a director or officer. The indemnification agreements also provide for the advance payment by the Registrant of defense expenses incurred by the director or officer; however, the affected director or officer must undertake to repay such amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

      At present, there is no pending litigation involving a director or officer of the Registrant in which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.  Exhibits.

       Exhibit
       Number
       ------

        5.1*    Opinion of Wilson Sonsini Goodrich & Rosati

       10.1*    Form of Unit Purchase Agreement

       10.2*    Form of Warrant to Purchase Shares of Common Stock

       23.1     Consent of independent auditors

       23.2*    Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
                5.1)

       24.1*    Power of Attorney (contained on Page II-3)

* Previously Filed.


Item 17.  Undertakings.

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

      (c) Insofar, as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California General Corporations Code, the Certificate of Incorporation of the Registrant, the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and it officers and directors, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the such issue.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form S-3 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carson, State of Nevada, on this 18th day of May, 1998.

                                  BOREALIS TECHNOLOGY CORPORATION


                                  By:                       *
                                        ----------------------------------------
                                            Patrick Grady
                                 President, Chief Executive Officer and Chairman



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.



      Signature           Title
      ---------           -----

          *               President, Chief Executive Officer and Chairman
-----------------------
      Patrick Grady

          *               Chief Financial Officer (principal financial and
-----------------------   accounting officer)
    Elizabeth Gasper

                          Director
-----------------------
      Ed Esber

          *               Director
-----------------------
      Curtis Faith

          *               Director
-----------------------
      Joseph Marengi

                          Director
-----------------------
      Peter Pitsker

* /s/Elizabeth Gasper
  -------------------
    Elizabeth Gasper, Attorney-in-Fact

                                INDEX TO EXHIBITS



EXHIBIT                                                                                    SEQUENTIALLY
 NUMBER                        DESCRIPTION                                                 NUMBERED PAGE
 ------                        -----------                                                 -------------
 23.1             Consent of Independent Auditors                                             II-19